Exhibit 99.1

MEDIROM Partners with World on Technology Envisioned
by Sam Altman and Alex Blania: Deploying “Proof of Human”

Infrastructure throughout Japan

MEDIROM × world

MEDIROM Partners with World

MEDIROM CEO
Kouji Eguchi

World Co-Founder
Sam Altman

World Co-Founder
Alex Blania

Tokyo, Japan – December 29th, 2025 – MEDIROM Healthcare Technologies Inc. (Headquarters:Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM, MEDIROM or the “Company”), a diversified healthcare company, collaborating with World Foundation and Tools for Humanity to deploy Proof of Human technologies such as World ID throughout Japan. The World project was co-created by Sam Altman and Alex Blania.

In preparation for the full-scale rollout of the World project in Japan, MEDIROM has entered into a Master Service Agreement (“MSA”) with Tools for Humanity (“TFH”) and World Foundation (“WF”). Under the MSA, the MEDIROM Group will be responsible for the operation of “Proof of Human” verification locations in Japan. This initiative is expected to contribute to MEDIROM’s revenue through operation fees and related services over time. Leveraging MEDIROM’s nationwide network of approximately 300 physical locations and operational expertise, the collaboration enables rapid and trusted deployment of Proof of Human technology at scale. To support this effort, MEDIROM will newly establish a dedicated special task force, the “MEDIROM World Proof of Human Task Force,” and will strengthen its organizational structure to promote the nationwide rollout of Proof of Human technology powered by World.

■ Background and Purpose of the Collaboration

In recent years, advances in generative AI have made it extremely difficult to distinguish between “humans” and “AI” online, creating a global challenge to establish trust online. To address this challenge, Sam Altman and Alex Blania co-created World. World aims to provide a mechanism, utilizing blockchain technology, that allows anyone worldwide to safely and fairly prove they are human (“Proof of Human”) without revealing their identity.

MEDIROM shares this vision and established a special task force, the “MEDIROM World Proof of Human Task Force.”

The Company will begin full-scale collaboration in Japan with TFH and WF to bring the World Proof of Human verification technology to people throughout Japan. MEDIROM will drive access across diverse fields beyond its existing footprint of relaxation and wellness retail locations. The Company expects such expansion to contribute to a future where everyone can participate in the digital society with confidence through the social implementation of “Proof of Human.”

■ Key Initiatives

●Availability of Orbs, an advanced camera deploying privacy-preserving technologies to verify humanness, in approximately 300 Re.Ra.Ku Group locations
●Establishment and operation of flagship locations offering Proof of Human verification services
●Deployment of Proof of Human verification pop-up stores in commercial facilities and public spaces

■ Comment from Koji Eguchi, President and CEO of MEDIROM

We are excited to launch this collaboration in Japan with Tools for Humanity and World Foundation. As generative AI rapidly permeates society, we firmly believe that this new social infrastructure for “proving one’s humanness” will become an indispensable foundation for the future digital society.

Through this collaboration, we seek to broaden our reach with new approaches, such as establishing flagship locations and pop-up stores, to build an authentication environment that more people can use with confidence. We intend not only to grow this initiative into a new revenue model but also to contribute to building trust within Japan’s digital society, further accelerating our evolution as a health tech company.

■ Comment from Tomoe Makino, General Manager of Japan at Tools For Humanity

Japan has long been a global leader in adopting technology that improves everyday life, and we believe Proof of Human will become essential digital infrastructure in the age of AI,” said Tomoe Makino, General Manager of Tools for Humanity Japan. “By collaborating with Medirom, which has deep roots in communities across the country, we can bring World ID to people in trusted, familiar spaces and support a future where everyone can participate in the digital society with greater confidence.

■ About Tools for Humanity

Tools for Humanity (TFH) is a global technology company established to build for humans in the age of AI. Founded by Sam Altman and Alex Blania, it led the initial development of World Network and operates World App. Tools for Humanity Corporation is headquartered in San Francisco, California and Munich, Germany. To learn more, visit: toolsforhumanity.com

■ About World Network

World is intended to be the world’s largest, most inclusive network of real humans. The project was originally conceived by Sam Altman, Max Novendstern, and Alex Blania and aims to provide Proof of Human, finance and connection for every human in the age of AI. Find out more about World at world.org and on X.

■ About MEDIROM Group

MEDIROM Group operates approximately 300 wellness salons under the “Re.Ra.Ku®” brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the 24/7 recharge-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

About MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

Contact: ir@medirom.co.jp

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●A third party entering into a letter agreement with TFH and WF and the MSA becoming effective;
●MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
●MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
●MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

●MEDIROM’s ability to raise additional capital on acceptable terms or at all;
●MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
●changes in consumer preferences and MEDIROM’s competitive environment;
●MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID- 19; and
●the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.